FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on 23 February 2010 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

22 February 2010

HSBC BANK MALTA p.l.c.
2009 ANNUAL RESULTS

Review of Performance

·
Profit before tax of €71.2 million for the year ended 31 December 2009 - down €24.9 million, or 25.9 per cent, compared with €96.1 million in 2008.

·
Profit attributable to shareholders down 27.3 per cent, or €17.2 million, to €45.9 million, compared with €63.1 million in 2008.

·
Earnings per share for the year ended 31 December 2009 at 15.7 euro cent, compared with 21.6 euro cent for 2008.

·
Loans and advances to customers of €3,226.5 million at 31 December 2009, up €114.2 million, or 3.7 per cent, compared with 31 December 2008.

·
Customer deposits of €4,086.7 million at 31 December 2009, up €70.0 million, or 1.7 per cent, compared with 31 December 2008.

·
Total assets of €5,117.8 million at 31 December 2009, down €178.3 million, or 3.4 per cent, compared with 31 December 2008.

·
Return on equity of 15.0 per cent for the year ended 31 December 2009, compared with 22.3 per cent in 2008.

·
Capital adequacy ratio of 11.8 per cent compared with 11.0 per cent in 2008.

Commentary

HSBC Bank Malta and its subsidiaries reported

a profit before tax in 2009 of €71.2 million. W
hile
this represents a decline of 25.9 per cent compared to 2008, this was achieved despite the exceptionally difficult economic environment in which the bank operated.

Alan Richards, director and chief executive officer of HSBC Bank Malta, said: "2009 has clearly been a challenging year for both the bank and its customers. It has been a year characterised by pressure on profitability as a consequence of a general slowdown in economic activity, continued low interest rates, which have resulted in significant margin compression, and ongoing volatility in equity and bond markets which have inevitably impacted our investment-related businesses.

"In spite of difficult market conditions, HSBC Bank Malta has continued to deliver strong results for its shareholders where profitability relative to history and peers remains attractive with a return on equity of 15.0 per cent."

Net interest income of €105.0 million in 2009 fell by

14.7 per cent, or €18.1 million, from €123.0 million in 2008 due to margin compression in the current low interest rate environment. Despite a growth in loans and advances to customers of €114.2 million (gross new lending €662.2 million), interest receivable declined by €36.4 million, or 19.9 per cent, from €182.8 million in 2008, reflecting multiple reductions in the European Central Bank intervention rate since October 2008. The fall in interest receivable on loans and advances would have been more pronounced were it not for the proactive re-pricing of the commercial and personal lending portfolios to better reflect the inherent risks in the market and higher cost of funding. Income from debt securities fell by €7.8 million, or 36.5 per cent, to €13.6 million. The fall in the cost of funds of €58.4 million, or 47.7 per cent, from €122.5 million in 2008, was less than the decline in asset yields as overall spreads narrowed.

Net fees and commission income of €32.4 million was slightly higher than 2008 levels of €31.8 million. Growth in lending, card issuance and usage fees, account services and retail brokerage activities were offset by declines in fees from remittances and retail investments from subdued demand
.
Commission payable reduced year-on-year mainly due to subdued investment activity.

Insurance performance was robust in a challenging environment for investment and protection sales. Regular premium sales volumes were ahead of prior year. Life insurance activities generated a satisfactory level of profit before tax of €11.7 million, down €4.7 million, or 28.7 per cent, compared to €16.4 million in prior year. In 2008 operating income included a non-recurring increase in present value of in-force long-term insurance business following a review of the actuarial basis of €3.8 million.

Strengthening price levels for bond and other debt capital instruments allowed fair values to recover significantly in 2009 when compared to prior year. A gain of €26.7 million in net income from insurance financial instruments designated at fair value swung significantly away from the €29.4 million loss recorded in prior year. Gains or losses recorded on this line are offset by corresponding movements in net other operating income and in policyholders' liabilities disclosed separately in the profit or loss
.

The

fall in the bank's net other operating income from €3.7 million in 2008 to €0.9 million in 2009 was mainly due to the non-recurrence of gains from property disposals and a revaluation gain on investment property of €3.5 million reported in 2008.

Anticipating the revenue pressures, costs have been tightly managed and operating expenses fell by €6.6 million, or 7.3 per cent, to €83.8 million in 2009. The cost to income ratio of 52.5 per cent is 4.5 per cent higher than in the prior year due to lower levels of income. Employee compensation and benefits decreased by €6.2 million in 2009, from €55.5 million in 2008, primarily due to provisions made in 2008 for payments under voluntary early retirement schemes amounting to €5.6 million. General and administrative expenses were slightly lower at €27.1 million reflecting the bank's focus on cost control.

In a challenging economic environment, loan impairments increased by €2.3 million to €4.2 million in 2009. This is from an extremely low historic base and remains at the modest level of 13 basis points of the overall loan book.

Loans and advances to customers increased by €114.2 million in 2009 to €3,226.5 million, from €3,112.2 million in 2008, with growth meeting the demand patterns in both the personal and commercial sectors.  New lending to customers was €662.2 million which reflects HSBC ongoing support to customers and the local economy. The quality of the overall loan book remains good with non-performing loans at the 2009 year end representing 2.9 per cent of gross loans compared to 2.3 per cent in 2008
.

Short-term liquid money market placements, in the form of loans and advances to banks, fell by €324.6 million to €747.7 million due to lower lending activity to other financial institutions.

Customer deposits rose by €70.0 million which is a sign of the trust personal customers have placed in HSBC during a period characterised by a number of bond issues and growing competitive pressures.

The a
vailable-for-
s
ale investments portfolio reported a fair value gain of €17.7 million during the year. The mark-up was credited to revaluation reserves, net of tax.

The capital adequacy ratio remained strong at 11.8 per cent (2008: 11 per cent). The advances to deposits ratio at 79.0 per cent is in line with the 2008 level of 77.5 per cent.

"The unprecedented global financial and economic upheaval has clearly impacted the Maltese economy, although Malta has fared better than many of its European counterparts," continued Alan Richards.

"Whilst there are clear signs of markets stabilising internationally, the outlook for the Maltese economy and general impairment levels in 2010 remains challenging.

"Competition is increasing and it is important that we continue to emphasise our competitive advantages in the local market as an international bank. We have to focus on those areas where we have a natural advantage thanks to our brand, unique international franchise and Group technology and systems.

"We also have to ride the wave of Malta's growing international financial services sector as it develops and we are well placed to support this government-led initiative.

"There is a lot to be done and 2010 will be another challenging year. However we are in a position of real strength and well placed to support the local economy. We aim to remain Malta's leading provider of financial services.

"The financial result for 2009 is a testimony to the professionalism, commitment and hard work of our staff who performed admirably in demanding and complex circumstances."

The Board is declaring a final gross dividend of 8.0 euro cent per share (5.2 euro cent net of tax). This will be paid on 20 April 2010 to shareholders who are on the bank's register of shareholders at 4 March 2010. This, together with the gross interim ordinary dividend of 7.7 euro cent per share, results in a total gross dividend for the year of 15.7 euro cent.

Income statements for the year 1 January 2009 to 31 December 2009

Group

Bank

	2009	2008	2009	2008
	€000	€000	€000	€000
Interest receivable and similar income
- on loans and advances, balances with Central Bank of Malta and Treasury Bills	155,408	224,031	155,401	223,907
- on debt and other fixed income instruments	13,630	21,479	11,535	21,376
Interest payable	(64,068)	(122,466)	(65,319)	(124,623)
Net interest income	104,970	123,044	101,617	120,660

Fees and commissions receivable	34,259	34,332	31,148	28,498
Fees and commissions payable	(1,895)	(2,567)	(1,637)	(1,955)
Net fee and commission income	32,364	31,765	29,511	26,543

Dividend income	43	69	10,581	1,504
Trading profits	7,221	7,802	7,221	7,802
Net income from insurance financial instruments designated at fair value through profit or loss	26,717	(29,407)
Net gains on sale of available-for-sale financial assets	1,268	2,787	1,184	2,725
Net earned insurance premiums	52,878	58,032
Net other operating income	(2,232)	31,779	892	3,749
Total operating income	223,229	225,871	151,006	162,983

Net insurance claims incurred and movement in policyholders' liabilities	(63,570)	(37,570)
Net operating income	159,659	188,301	151,006	162,983

Employee compensation and benefits	(49,252)	(55,477)	(46,680)	(52,991)
General and administrative expenses	(27,047)	(27,743)	(25,599)	(26,168)
Depreciation	(6,322)	(5,951)	(6,301)	(5,920)
Amortisation	(1,148)	(1,238)	(1,041)	(1,011)
Net operating income before impairment charges and provisions	75,890	97,892	71,385	76,893
Net impairment	(4,429)	(1,907)	(4,232)	(1,907)
Net provisions for liabilities and other charges	(265)	102	(237)	103

Profit before tax

	71,196	96,087	66,916	75,089
Tax expense	(25,329)	(32,972)	(22,261)	(25,706)
Profit for the year	45,867	63,115	44,655	49,383

Profit attributable to shareholders	45,867	63,115	44,655	49,383

Earnings per share	15.7c	21.6c	15.3c	16.9c

Statements of comprehensive income for the year 1 January 2009 to 31 December 2009

Group

			Bank
	2009	2008	2009	2008
	€000	€000	€000	€000

Profit attributable to shareholders	45,867	63,115	44,655	49,383

Other comprehensive income
Available-for-sale investments:
- change in fair value	17,693	(9,635)	16,132	(9,673)
- change in fair value transferred to profit or loss	(1,268)	(1,348)	(1,184)	(1,287)
- income taxes	(5,749)	3,844	(5,232)	3,836
Other comprehensive income for the year, net of tax	10,676	(7,139)	9,716	(7,124)

Total comprehensive income for the year, net of tax	56,543	55,976	54,371	42,259

Statements of financial position at 31 December 2009
	Group

Bank

	2009	2008	2009	2008
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	172,671	130,682	172,670	130,681
Cheques in course of collection	10,764	9,308	10,764	9,308
Financial assets held for trading	11,746	11,823	11,964	12,057
Financial assets designated at fair value through profit or loss	248,553	279,714	-	-
Financial investments	478,975	429,912	380,275	412,016
Loans and advances to banks	747,657	1,072,306	747,582	1,072,269
Loans and advances to customers	3,226,477	3,112,240	3,226,477	3,112,240
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	60,691	64,256	1,741	1,797
Property and equipment	65,397	70,684	65,470	70,731
Investment property	14,588	14,050	11,665	11,647
Assets held for sale	10,604	9,168	10,604	9,317
Current tax recoverable	6,164	2,966	4,516	2,164
Deferred tax assets	9,053	15,916	8,766	15,726
Other assets	20,712	25,824	7,931	8,425
Prepayments and accrued income	33,748	47,239	30,006	44,598

Total assets

	5,117,800	5,296,088	4,726,138	4,948,683

Liabilities
Financial liabilities held for trading	11,044	11,381	11,046	12,375
Amounts owed to banks	168,771	462,185	168,771	462,185
Amounts owed to customers	4,086,669	4,016,632	4,146,295	4,073,875
Provision for current tax	207	688	-	-
Deferred tax liabilities	18,851	17,600	-	-
Liabilities to customers under investment contracts	16,853	15,122	-	-
Liabilities under insurance contracts issued	351,513	311,250	-	-
Other liabilities	35,479	36,734	32,221	33,883
Accruals and deferred income	33,422	53,930	33,068	53,839
Provisions for liabilities and other charges	577	312	514	277
Subordinated liabilities	87,827	87,777	87,827	87,777
Total liabilities	4,811,213	5,013,611	4,479,742	4,724,211
Equity

Share capital	87,552	87,552	87,552	87,552
Revaluation reserve	25,825	15,149	25,030	15,314
Retained earnings	193,210	179,776	133,814	121,606
Total equity	306,587	282,477	246,396	224,472

Total liabilities and equity

	5,117,800	5,296,088	4,726,138	4,948,683

Memorandum items

Contingent liabilities	119,449	129,925	119,472	129,948

Commitments

	923,900	1,110,572	923,900	1,110,572

The financial statements were approved by the Board of Directors on 22 February 2010 and signed on its behalf by:
Albert Mizzi,
Chairman
Alan Richards,
Chief Executive Officer

Statements of changes in equity for the year 1 January 2009 to 31 December 2009

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2009	87,552	15,149	179,776	282,477

Profit for the year	-	-	45,867	45,867

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	11,500	-	11,500
- change in fair value transferred
to profit or loss, net of tax	-	(824)	-	(824)
Total other comprehensive income	-	10,676	-	10,676
Total comprehensive income for the year	-	10,676	45,867	56,543

Transactions with owners, recorded directly in equity
Share-based payments	-	-	384	384
Dividends	-	-	(32,817)	(32,817)
Total contributions by and distributions to owners	-	-	(32,433)	(32,433)
At 31 December 2009	87,552	25,825	193,210	306,587

At 1 January 2008	84,976	24,614	166,702	276,292

Profit for the year	- -	-	63,115	63,115

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	(6,263)	-	(6,263)
- change in fair value transferred to profit or loss, net of tax	-	(876)	-	(876)
Release of revaluation reserve on disposal
of properties, net of tax	-	(2,326)	2,326	-
Total other comprehensive income	-	(9,465)	2,326	(7,139)
Total comprehensive income for the year	-	(9,465)	65,441	55,976

Transactions with owners, recorded directly in equity
Increase in paid-up value	2,576	-	(2,576)	-
Share-based payments	-	-	858	858
Dividends	-	-	(50,649)	(50,649)
Total contributions by and distributions to owners	2,576	-	(52,367)	(49,791)
At 31 December 2008	87,552	15,149	179,776	282,477

Statements of changes in equity for the year 1 January 2009 to 31 December 2009

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2009	87,552	15,314	121,606	224,472

Profit for the year	-	-	44,655	44,655

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	10,485	-	10,485
- change in fair value transferred to profit or loss, net of tax	-	(769)	-	(769)
Total other comprehensive income	- -	9,716	-	9,716
Total comprehensive income for the year	-	9,716	44,655	54,371

Transactions with owners, recorded directly in equity
Share-based payments	-	-	370	370
Dividends	-	-	(32,817)	(32,817)
Total contributions by and distributions to owners	-	-	(32,447)	(32,447)
At 31 December 2009	87,552	25,030	133,814	246,396

At 1 January 2008	84,976	24,764	122,317	232,057

Profit for the year	- -	-	49,383	49,383

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	(6,288)	-	(6,288)
- change in fair value transferred to profit or loss, net of tax	-	(836)	-	(836)
Release of revaluation reserve on disposal of properties, net of tax	-	(2,326)	2,326	-
Total other comprehensive income	- -	(9,450)	2,326	(7,124)
Total comprehensive income for the year	-	(9,450)	51,709	42,259

Transactions with owners, recorded directly in equity
Increase in paid-up value	2,576	-	(2,576)	-
Share-based payments	-	-	805	805
Dividends	-	-	(50,649)	(50,649)
Total contributions by and distributions to owners	-	-	(52,420)	(49,844)
At 31 December 2008	87,552	15,314	121,606	224,472

Statements of cash flows for the year 1 January 2009 to 31 December 2009

	Group		Bank
	2009	2008	2009	2008
	€000	€000	€000	€000

Cash flows from operating   activities

Interest, commission and premium receipts	265,609	314,862	206,526	248,029
Interest, commission and claims payments	(103,916)	(145,954)	(83,838)	(125,827)
Payments to employees and suppliers	(80,017)	(79,468)	(75,910)	(75,013)
Operating profit before changes in operating assets/liabilities	81,676	89,440	46,778	47,189
Decrease/(increase) in operating assets:
Trading instruments	36,917	(32,825)	391	33
Reserve deposit with Central Bank of Malta	4,575	61,306	4,575	61,306
Loans and advances to customers and banks	174,561	(471,985)	174,774	(471,985)
Treasury Bills	(32,931)	80,531	(48,690)	80,531
Other receivables	(3,814)	(4,867)	(2,983)	(4,876)
Increase/(decrease) in operating liabilities:
Customer accounts and amounts owed to Banks	51,665	2,379	53,076	(8,316)
Other payables	7,728	5,213	359	3,801
Net cash from/(used in) operating activities before tax	320,377	(270,808)	228,280	(292,317)
Tax paid	(26,879)	(38,876)	(21,167)	(30,498)
Net cash from/(used in) operating activities	293,498	(309,684)	207,113	(322,815)
Cash flows used in investing activities
Dividends received	387	49	8,628	982
Interest received from financial investments	16,115	23,884	15,444	23,825
Proceeds from sale and maturity of financial investments	187,399	88,551	180,805	86,156
Proceeds on sale of property and equipment and intangible assets	2,097	9,755	1,949	9,750
Purchase of financial investments	(218,285)	(83,733)	(132,135)	(67,953)
Purchase of property and equipment, investment property and intangible assets	(4,174)	(7,556)	(4,112)	(7,454)
Purchase of shares in subsidiary companies	-	-	-	(6,166)
Net cash (used in)/from investing activities	(16,461)	30,950	70,579	39,140
Cash flows used in financing activities
Dividends paid	(32,817)	(50,649)	(32,817)	(50,649)
Issue of subordinated loan stock	-	30,000	-	30,000
Subordinated loan stock issue costs	-	(226)	-	(226)
Net cash used in financing activities	(32,817)	(20,875)	(32,817)	(20,875)
Increase/(decrease) in cash and cash equivalents	244,220	(299,609)	244,875	(304,550)
Effect of exchange rate changes on cash and cash equivalents	6,911	(22,840)	6,911	(22,840)
Net increase/(decrease) in cash and cash equivalents	237,309	(276,769)	237,694	(281,710)
	244,220	(299,609)	244,875	(304,550)
Cash and cash equivalents at beginning of year	304,595	604,204	299,572	604,122
Cash and cash equivalents at end of year	548,815	304,595	554,447	299,572

Basis of preparation

The preliminary profit statement is published pursuant to Listing Rule 9.35 of the MFSA Listing Authority and Article 4 (2) (b) of the Prevention of Financial Markets Abuse (Disclosure and Notification) Regulations, 2005. Figures have been extracted from HSBC Bank Malta p.l.c.'s Annual Report and Accounts which have been audited by KPMG.

These financial statements have been drawn up and presented in accordance with International Financial Reporting Standards as adopted by the EU.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
                                             By:
                                                               Name: P A Stafford
                                                                                Title: Assistant Group Secretary
                                                                      Date:  22 February 2010